                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                    NINE MONTHS                  THREE MONTHS
                                                ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
                                              ------------------------     ------------------------
                                                 1997          1996           1997          1996
                                              ----------    ----------     ----------    ----------
Income before income taxes..................  $3,451,245    $2,943,850     $1,184,574    $1,018,071
Less -- Equity income of less than 50% owned
  persons...................................      89,193        88,402         23,046        31,715
Add -- Dividends from less than 50% owned
  persons...................................      20,247         9,843          3,682         4,862
                                              ----------    ----------     ----------    ----------
                                               3,382,299     2,865,291      1,165,210       991,218

Add --
  Fixed charges.............................   1,340,101     1,165,706        446,820       396,548
Less --
  Capitalized interest......................      35,586        37,424         11,808        12,730
                                              ----------    ----------     ----------    ----------
Income before income taxes and fixed
  charges...................................  $4,686,814    $3,993,573     $1,600,222    $1,375,036
                                              ==========    ==========     ==========    ==========
Fixed charges:
  Interest costs............................  $1,284,448    $1,109,813     $  428,269    $  377,917
  Rent expense*.............................      55,653        55,893         18,551        18,631
                                              ----------    ----------     ----------    ----------
     Total fixed charges....................  $1,340,101    $1,165,706     $  446,820    $  396,548
                                              ==========    ==========     ==========    ==========
Ratio of earnings to fixed charges..........        3.50          3.43           3.58          3.47

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.53 and 5.21 for the third quarter and 5.43 and 5.17 for the first nine months of 1997 and 1996, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.